CIBT EDUCATION GROUP INC.

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CIBT Subsidiary to Collaborate with Quest University Canada

August 27th, 2008 CNW Group: CIBT Education Group Inc. (AMEX: MBA; TSX.V: MBA) is pleased to report that its subsidiary Sprott-Shaw Degree College (“SSDC”), has signed a letter of intent with Quest University Canada (“Quest”) located in Squamish, BC to manage the University’s administrational and financial functions. A formal agreement is being prepared at this time.

The letter of intent encompasses a number of services for CIBT Group to provide to Quest including management of the University’s operations and future recruitments. This will enable Quest to focus on delivering its exceptional academic curriculum and increasing the quality of the student life experience on Quest’s beautiful campus surrounded by some of the best recreational opportunities in Canada.

Additionally, certain academic and administrative expenses will be consolidated with other SSDC colleges to reduce costs, increase enrollment and ultimately increase efficiency by sharing resources across the CIBT Group.  Mr. Dean Duperron, President of Sprott-Shaw College, has been appointed Interim-President of Quest.

“This is an excellent collaborative project between the CIBT and Sprott-Shaw Group of Colleges and Quest University”, commented Mr. Toby Chu, Vice-Chairman, President and CEO of CIBT Education Group.  “Working together with Quest University allows all parties to focus on their specific strengths, namely our international education network and Quest’s delivery of educational excellence.”

“Quest devoted the majority of its efforts to developing an outstanding innovative curriculum and creating a unique student life experience for its students pursuing courses on the block program”, commented Dr. Michael Gibbons, Chairman of the Board for Quest University Canada.  “We welcome SSDC’s ability to provide administrative and financial support more efficiently and cost effectively than is possible for a small academic institution and we are excited about being able to draw upon the global reach of CIBT’s recruitment capacity.”

About Quest University Canada:

Quest University, established by Special Charter in British Columbia’s Legislative Assembly, was founded in 2002.  Offering programs in the Arts and Humanities, Social Sciences, Life Sciences and Physical Sciences, Quest’s liberal arts and science education program focuses on delivering academic excellence at the undergraduate level.  Quest is situated on a $80 million dollar campus featuring facilities such as a state of the art library equipped with wireless internet as well as a newly built recreation centre which includes a gymnasium, tennis courts, fitness centre and many other amenities.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 47 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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